

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

September 21, 2009

Donghwan Kim
Chief Executive Officer
Madison Management, Inc.
3360 West Olympic Blvd, Suite 201
Los Angeles, California

> **Re:** **Madison Management, Inc.**
> **Form 8-K/A, Item 4.01**
> **Filed on September 14, 2009**
> **File No. 333-156352**

Dear Mr. Kim:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant

Cc: Stoecklein Law Group